Exhibit 99.28(d)(1)(mm)

PEAR TREE POLARIS FOREIGN VALUE FUND

PEAR TREE POLARIS FOREIGN VALUE SMALL CAP FUND

MANAGEMENT FEE WAIVER

SUB-ADVISORY FEE WAIVER

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager to each of Pear Tree Polaris Foreign Value Fund (“Foreign Value Fund”) and Pear Tree Polaris Foreign Value Small Cap Fund (“Foreign Value Small Cap Fund,” and together with Foreign Value Fund, the “Funds”), series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Management Contract dated May 1, 2008, as amended (the “Management Contract”), between the Manager and the Trust. Polaris Capital Management, LLC (“Polaris”) serves as the investment sub-adviser to Foreign Value Fund pursuant to an Advisory Contract dated October 5, 1999 (the “FV Advisory Contract”) between the Manager and Polaris and serves as the investment sub-adviser to Foreign Value Small Cap Fund pursuant to an Advisory Contract dated May 1, 2008 (the “FVSC Advisory Contract”) between the Manager and Polaris.

With respect to each Fund, the Manager hereby agrees for the period August 1, 2022 through July 31, 2023 (the “Waiver Period”) to waive such portion of the management fees that the Manager would otherwise receive under the Management Contract for serving as investment manager to the Fund such that the aggregate management fee that the Manager would receive during the Waiver Period for serving as the investment manager of the Fund would be calculated using an annual rate of 0.90 percent of the Fund’s Net Assets, as such term is defined in the Management Contract.

With respect to each Fund, Polaris hereby agrees for the Waiver Period or until the Trustees terminate the obligations of the Manager under this Waiver Obligation, whichever occurs first, to waive such portion of the sub-advisory fees that it would otherwise receive under the FV Advisory Contract or the FVSC Advisory Contract, as the case may be, for serving as the sub-adviser to the Fund, such that the aggregate sub-advisory fee that Polaris would receive during the Waiver Period for serving as the sub-adviser of the Fund would be calculated using an annual rate of 0.30 percent of the first $35 million of the Fund’s aggregate average daily total net assets; 0.35 percent of amounts in excess of $35 million but less than $200 million of the Fund’s aggregate average daily total net assets; and 0.45 percent of assets in excess of $200 million of the Fund’s aggregate average daily total net assets.

Except as provided in the immediately preceding paragraph, this Waiver Obligation only may be rescinded, amended or modified, and the Waiver Period terminated, in whole or in part, without further obligation by the Manager or Polaris at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended. This Waiver Obligation replaces in all respects the Waiver Obligation currently in effect as of the date hereof.

PEAR TREE ADVISORS, INC.

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

POLARIS CAPITAL MANAGEMENT, LLC

By:	/s/ Sumanta Biswas
Sumanta Biswas., Vice President

Agreed and Accepted:

PEAR TREE FUNDS

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: August 1, 2022